UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                      HONG KONG HIGHPOWER TECHNOLOGY, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
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                         (Title of Class of Securities)

                                      NONE
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                                 (CUSIP Number)

                               DEBBIE SCHWARTZBERG
                             785 5TH AVENUE, APT 10C
                               NEW YORK, NY 10022
                                 (212) 355-2020
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 17, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D                                                   PAGE 2 OF 6 PAGES
HONG KONG HIGHPOWER TECHNOLOGY, INC.

------------------------------                       ---------------------------
CUSIP NO.  NONE                       13D                PAGE 2 OF 6 PAGES
------------------------------                       ---------------------------

-------- -----------------------------------------------------------------------
1        Name Of Reporting Person

         DEBBIE SCHWARTZBERG
-------- -----------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (see Instructions)
                                                                    (a)      [_]
                                                                    (b)      [_]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        Source Of Funds (see Instructions)

         PF
-------- -----------------------------------------------------------------------
5        Check Box if Disclosure of Legal  Proceedings  is Required  Pursuant to
         Items 2(d) or 2(e)                                                  [_]

-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization

         U.S.A.
-------- -------- -------------------------------------------------------------
 NUMBER OF        7        Sole Voting Power

   SHARES                  655,915
                  -------- -----------------------------------------------------
BENEFICIALLY      8        Shared Voting Power

  OWNED BY                 0
                  -------- -----------------------------------------------------
    EACH          9        Sole Dispositive Power

 REPORTING                 655,915
                  -------- -----------------------------------------------------
PERSON WITH       10       Shared Dispositive Power

                           0
-------- -------- -------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

           655,915
-------- -----------------------------------------------------------------------
12       Check Box if the Aggregate  Amount in Row (11) Excludes  Certain Shares
         (see Instructions)                                                  [_]

-------- -----------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         4.8%(1)
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (see Instructions)

         IN
-------- -----------------------------------------------------------------------

(1) The percentage is calculated based on 13,562,596 shares of common stock outstanding as of June 24, 2008.

SCHEDULE 13D                                                   PAGE 3 OF 6 PAGES
HONG KONG HIGHPOWER TECHNOLOGY, INC.

AMENDMENT NO. 2 TO SCHEDULE 13D.

         This Amendment No. 2, dated June 26, 2008, to Schedule 13D is filed on behalf of Debbie Schwartzberg ("Reporting Person"), and amends that certain
Schedule 13D previously filed by the Reporting Person with the Securities and Exchange Commission on September 13, 2006 (the "Schedule 13D") relating to the common stock of Hong Kong Highpower Technology, Inc., a Delaware corporation.

ITEM 1.  SECURITY AND ISSUER.

         Item 1 of Schedule 13D is amended and restated as follows:

         This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of Hong Kong Highpower Technology, Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at Building A1, Luoshan Industrial Zone, Shanxia, Pinghu, Longgang, Shenzhen, Guangdong, 518111, People's Republic of China.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of Schedule 13D is supplemented and amended by the information below.

         On June 17, 2008, the Reporting Person acquired 50,000 shares of Common Stock from Harry Datys ("Datys") pursuant to a Stock Purchase Agreement, dated May 30, 2008, at a purchase price of $1.10 per share, for an aggregate purchase price of $55,000 which was paid from the Reporting Person's personal funds. The purpose of such transaction was to purchase the shares for investment purposes. As of June 17, 2008, after taking into account this acquisition from Datys, the Reporting Person owned 1,073,623 shares of Common Stock.

         On June 19, 2008, the Issuer effected a 5-for-8 reverse stock split of all of its issued and outstanding shares of Common Stock, reducing the number of shares of Common Stock owned by the Reporting Person to 671,015 shares.

         As more fully described in Item 4 of this Schedule 13D/A, which is incorporated herein by reference, on June 20, 2008, the Reporting Person sold 15,100 shares of Common Stock, decreasing the number of shares beneficially owned by the Reporting Person from 671,015 shares to 655,915 shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of Schedule 13D is supplemented and amended by the information below.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D/A, which disclosure is incorporated herein by reference.

         On June 19, 2008, the Issuer filed a registration statement on Form S-1 relating to an initial public offering of up to 525,000 shares of the Issuer's Common Stock (in addition to 78,750 shares that may be sold upon exercise of an underwriter's over allotment option) (the "IPO"), and a prospectus relating, in part, to the resale by stockholders of up to 2,590,244 shares of the Issuer's Common Stock (the "Resale"). In connection with the Resale, the Reporting Person sold 15,100 shares of Common Stock on June 19, 2008 at a price of $6.85 per share.

SCHEDULE 13D                                                   PAGE 4 OF 6 PAGES
HONG KONG HIGHPOWER TECHNOLOGY, INC.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of Schedule 13D is supplemented and amended by the information below.

         Reference is made to the disclosure set forth under Item 3 and Item 4 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

(a) The Reporting Person beneficially owns an aggregate of 655,915 shares of Common Stock, representing 4.8% of the outstanding shares of Common Stock (based on the number of outstanding shares upon as of June 24, 2008).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 655,915 shares of Common Stock owned by the Reporting Person.

(c) Reference is again made to the disclosure set forth under Item 3 and Item 4 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 655,915 shares of Common Stock owned by the Reporting Person.

(e) The Reporting Person ceased to own more than 5% of the outstanding securities of the Issuer on June 24, 2008.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of Schedule 13D is supplemented and amended by the information below.

         Reference  is made to the  disclosure  set forth  under  Item 3 of this
Schedule 13D/A, which disclosure is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of Schedule 13D is supplemented and amended by the information below.

Exhibit No.

    1. Stock Purchase Agreement, dated as of May 30, 2008, by and between Datys and Reporting Person.

SCHEDULE 13D                                                   PAGE 5 OF 6 PAGES
HONG KONG HIGHPOWER TECHNOLOGY, INC.

         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 26, 2008                     /S/ DEBBIE SCHWARTZBERG
                                         -----------------------------------
                                         Debbie Schwartzberg

SCHEDULE 13D                                                   PAGE 6 OF 6 PAGES
HONG KONG HIGHPOWER TECHNOLOGY, INC.

                                  EXHIBIT INDEX


Exhibit No.

    1. Stock Purchase Agreement, dated as of May 30, 2008, by and between Datys and Reporting Person.

                                   EXHIBIT 1

                            STOCK PURCHASE AGREEMENT

         This Stock Purchase Agreement (the "Agreement") is made and entered this 30th day of May, 2008, by and between Harry Datys ("SELLER") and Debbie Schwartzberg ("BUYER").

1. PURCHASE AND SALE OF STOCK. Seller hereby sells to Buyer, and Buyer hereby purchases from Seller, 50,000 shares (the "SHARES") of the Common Stock of Hong Kong High Power Technology, Inc.

2. PURCHASE PRICE. The purchase price for the Shares shall be $1.10 per share, or an aggregate purchase price of $55,000.00. Buyer agrees to pay the purchase price to Seller by delivering to Seller cash or a check payable to the order of Seller in the amount of the aggregate purchase price.

3. STOCK CERTIFICATE. Seller agrees to deliver to Buyer a certificate evidencing the Shares, which certificate will bear legends substantially similar to the following:

         "THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED UNLESS IN ACCORDANCE WITH AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT COVERING SUCH SECURITIES OR THE ISSUER RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE SECURITIES ACT."

         THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER RESTRICTIONS SET FORTH IN THAT CERTAIN LOCK-UP AGREEMENT BY AND BETWEEN HONG KONG HIGHPOWER TECHNOLOGY, INC., A DELAWARE CORPORATION, AND THE HOLDER HEREOF (THE "LOCK-UP AGREEMENT"), AND MAY NOT BE SOLD, ASSIGNED, EXCHANGED, TRANSFERRED, ENCUMBERED, PLEDGED, DISTRIBUTED OR OTHERWISE DISPOSED OF PRIOR TO THAT CERTAIN TIME PERIOD DETAILED IN THE LOCK-UP AGREEMENT. THE ISSUER AGREES TO REMOVE THIS RESTRICTIVE LEGEND (AND ANY STOP ORDER PLACED WITH THE TRANSFER AGENT) UPON THE EXPIRATION OF THE TIME PERIOD SPECIFIED IN THE LOCK-UP AGREEMENT. A COPY OF THE LOCK-UP AGREEMENT IS AVAILABLE FOR REVIEW AT THE PRINCIPAL EXECUTIVE OFFICE OF THE ISSUER

4.       REPRESENTATIONS  AND  WARRANTIES  OF  SELLER.   Seller  represents  and
warrants to Buyer that:

         (a) Seller is the record owner of the Shares and Seller is the sole beneficial owner of the Shares, and owns the Shares free and clear of all liens, security interests, claims and other encumbrances. Seller has not at anytime prior to the date hereof sold, assigned, encumbered, subjected to a security interest or otherwise transferred all or any portion of the Shares (or any interest therein) to any person or entity whomsoever.

         (b) Seller has the full power and authority to sell, assign and transfer the Shares to Buyer in accordance with the terms hereof without the consent or approval of any third party which have not received. The sale and delivery of the Shares to Buyer pursuant to this Agreement will vest in Buyer good and marketable title to the Securities, free and clear of any liens, security interests, claims or other encumbrances.

         (c) Seller understands that Buyer may believe that the value of the Shares is, or may become, greater than the price being paid pursuant to this Agreement. Seller upon such independent investigation, analysis and evaluation has determined that the price being paid pursuant to this Agreement is fair.

5. REPRESENTATIONS OF BUYER. As a material inducement to Seller to sell the Shares to Buyer, Buyer represents to Seller that:

         (a) Buyer understands that the sale of the Shares by Seller to Buyer has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and therefore the Shares cannot be resold unless it is registered under the Securities Act or an exemption from such registration is available, and, upon the Company's request, the Company receives an opinion of counsel reasonably satisfactory to the Company confirming that an exemption from such registration is available for such sale or transfer; and

         (b) Buyer is purchasing the Shares for Buyer's own account for investment purposes only, and not with a view to or for sale in connection with any distribution of the Shares and will be the beneficial owner of the Shares.

         (c) The Buyer recognizes that the purchase of Shares involves a high degree of risk in that (i) an investment in the Company is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (ii) the Buyer may not be able to liquidate her investment; (iii) transferability of the securities comprising the Shares is extremely limited; (v) the Buyer could sustain the loss of her entire investment; and (iv) the Company is and will be subject to numerous other risks and uncertainties, including without limitation, significant and material risks.

         (d) The Buyer represents that she is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act and that she is able to bear the economic risk of an investment in the Shares.

         (e) The Buyer acknowledges that she has prior investment experience, including without limitation, investment in non-listed and non-registered securities, or she has employed the services of an investment advisor, attorney or accountant to read all of the documents furnished or made available by the Company to her to evaluate the merits and risks of such an investment on her behalf, and that she recognizes the highly speculative nature of this investment.

         (f) The Buyer hereby represents that she has been furnished or given access by the Company with or to all information regarding the Company and its financial conditions and results of operations which she had requested or desired to know; that all documents which could be reasonably provided have been made available for her inspection and review; that she has been afforded the opportunity to ask questions of and receive answers from duly authorized representatives of the Company concerning the investment and any additional information which she had requested. The Buyer further represents and acknowledges that she has not seen or received any advertisement or general solicitation with respect to the sale of any of the securities of the Company, including, without limitation, the Shares.

         (g) The Buyer represents that the Shares are being purchased for her own account, for investment and not for distribution or resale to others. The Buyer realizes that, in the view of the Securities and Exchange Commission ("SEC"), a purchase now with the intention to distribute would represent a purchase with an intention inconsistent with her representation to the Company, and the SEC might regard such a distribution as a deferred sale to which such exemption is not available.

         (h) The Buyer consents to the placement of one or more legends on any certificate or other document evidencing her Shares stating that they have not been registered under the Securities Act and setting forth or referring to the restrictions on the transferability and sale of the Shares.

6. RELIANCE BY THE COMPANY. The Buyer agrees that the Company may rely on the representations and warranties in Section 5 herein as if the representations and warranties are being made directly to the Company in connection with the Company's issuance to the Buyer of a new certificate representing the Shares pursuant to the transfer of the Shares from Seller to Buyer.


         IN WITNESS WHEREOF, this Agreement has been executed by the parties with the intent that it be effective as of the date first above written.


"BUYER"                                   "SELLER"

Debbie Schwartzberg                        Harry Datys

By: /S/ DEBBIE SCHWARTZBERG               By: /S/ HARRY DATYS
    ----------------------------              ----------------------------